Public

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19008103

SEC
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MAR 05 2019

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-52002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle	WA	98104-4019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Newhouse 206 302 6986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S
(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE, Suite E200	Bellevue	WA	98004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Harman Wales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Capital, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
PATRICIA L. GUPTILL
MY COMMISSION EXPIRES
10-12-19

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Moss Adams Capital LLC

December 31, 2018

and

Report of Independent Registered Public Accounting Firm

Table of Contents

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Moss Adams Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moss Adams Capital LLC as of December 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Moss Adams Capital LLC's management. Our responsibility is to express an opinion on Moss Adams Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moss Adams Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hellam, Varon & Co Inc PS

We have served as Moss Adams Capital LLC's auditor since 2000.

Bellevue, Washington
February 27, 2019

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

Moss Adams Capital LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 6,783,848
Accounts receivable, less allowance for doubtful accounts of $2,721	106,394
Unbilled receivables	1,544
Prepaid expenses	45,579
	$ 6,937,365

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 918,870
Accrued liabilities	1,280,666
	2,199,536
MEMBERS' EQUITY	4,737,829
	$ 6,937,365

The accompanying notes are an integral part of this financial statement.

Note 1 – Organization and Nature of Business

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking – Investment banking revenue includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Contingent fees (such as those related to earn-out provisions) are recognized as revenue in the year earned.

Cash – The Company places cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Credit risk – Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Income taxes – The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions.

Guaranteed payments to members – Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the LLC rather than as allocations of LLC net income.

Adoption of new accounting standards – ASU 2014 – 09 *Revenue from Contracts with Customers Topic 606* and related ASU's clarifies that revenue from contracts with clients should be recognized in a manner that reflects the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. The Company adopted the guidance in 2018 with no material impact to revenue reported.

Note 3 – Related Party Transactions

Moss Adams LLP (the majority member) owns 64% of the member equity interest in the Company. Three partners of the Company own the remaining 36%.

A payable of $918,870 is included in the statement of financial condition to the majority member at December 31, 2018. Certain Company expenses are paid by the majority member on its behalf, and these items are charged against an intercompany accounts receivable/payable account. Additionally, the Company is charged varying monthly amounts from the majority member for such items as rent, administrative fees and allocated shares of operating expenses. Amounts included in expense for these items total $1,115,455 in 2018.

As the Company and majority member are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $4,584,312, which was $4,437,676 in excess of its required net capital of $146,636. The Company's net capital ratio was 47.98 to 1 at December 31, 2018.

Note 5 – Commitments, Contingencies or Guarantees

Management is not aware of any unaccrued commitments, contingencies, or guarantees that might result in a loss or future obligation.

Note 6 – Subsequent Events

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 27, 2019, the date the financial statements were available for issue. Effective January 1, 2019, a minority member has retired. His capital will be distributed within the next six months and is approximately $570,000 as of December 31, 2018.